DIASYS CORPORATION

21 West Main Street

Waterbury, CT 06702

April 27, 2007

Securities and Exchange Commission

Washington, DC  20549

Gentlemen:

This is to acknowledge that:

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DiaSys Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2007;

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The Commission staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with regard to the Form 8-K; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIASYS CORPORATION

By: S/ JEFFREY B. AARONSON

       Jeffrey B. Aaronson, President